Registration No. 333-186061

As filed with the Securities and Exchange Commission on March 21, 2013
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S‑3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
IMATION CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	41-1838504 (I.R.S. Employer Identification No.)

1 Imation Way
Oakdale, MN 55128
(651) 704-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John P. Breedlove
Vice President, General Counsel and Corporate Secretary
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128
(651) 704-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Gary L. Tygesson
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
Facsimile: (612) 340-2868

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐	Smaller reporting company		☐
(Do not check if a smaller reporting company)

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CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	3,319,324 shares	3.85	$12,779,398	$1,744

(1)
This amount represents shares to be offered by the selling stockholders from time to time after the effective date of this Registration Statement at prevailing market prices at time of sale. The shares include (a) 3,319,324 shares of Common Stock issued to the selling stockholders described in the prospectus forming part of this registration statement, and (b) an indeterminable number of shares as may be offered or issued with respect to the foregoing securities as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of the Securities Act of 1933, as amended.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of the Registrant's common stock on January 10, 2013, as reported on the New York Stock Exchange.

(3)	Registration fee was paid upon filing of the initial Registration Statement on January 16, 2013. No fee is required in connection with this Amendment No. 1.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 21, 2013
Prospectus
_______________________________________________________________

IMATION CORP.
3,319,324 Shares of Common Stock
____________________________________________________________________________
This prospectus relates to the offer and sale from time to time of up to 3,319,324 shares of common stock, $.01 par value, of Imation Corp., by the selling stockholders named in the “Selling Stockholders” section of this prospectus. We issued these shares to the selling stockholders on December 31, 2012, as consideration when we acquired Nexsan Corporation (“Nexsan”) pursuant to an agreement and plan of merger dated as of December 31, 2012 among Imation Corp., Naboo Merger Corp. and Nexsan. We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.
The selling stockholders may sell or otherwise dispose of the shares from time to time through public or private transactions or through other means described in the section entitled “Plan of Distribution,” beginning on page 13. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying market prices determined at the time of sale or at negotiated prices. If any underwriters, dealers or agents are involved in the sale of any of the shares of common stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.
Our common stock is traded on the New York Stock Exchange under the symbol “IMN.” On March 19, 2013, the closing sales price of our common stock as reported on the New York Stock Exchange was $3.73 per share. Our principal executive offices are located at 1 Imation Way, Oakdale, Minnesota 55128 and our telephone number is (651) 704-4000.
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Investing in our common stock involves a high degree of risk. Before investing in our common stock, we recommend that you carefully read this entire prospectus, including the “Risk Factors” section beginning on page 4, our annual report on Form 10-K for the year ended December 31, 2012 and the other documents we file with the Securities and Exchange Commission from time to time.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________

The date of this prospectus is _____________, 2013.

ABOUT THIS PROSPECTUS
On December 31, 2012, we issued 3,319,324 unregistered shares of our common stock to the selling stockholders as consideration when we acquired Nexsan, our wholly-owned subsidiary, pursuant to an agreement and plan of merger dated as of December 31, 2012 among Imation Corp., Naboo Merger Corp. and Nexsan. Under the agreement and plan of merger, we also granted the selling stockholders certain registration rights with respect to the shares. This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the SEC) to satisfy those registration rights. The registration statement uses a “shelf” registration process under which the selling stockholders may sell the shares from time to time in one or more transactions. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.
These shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares.
You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.
You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”
As used herein, the terms “Imation,” “Company,” ''we,” “us,” or “our” mean Imation Corp. and its subsidiaries unless the context indicates otherwise.

FORWARD-LOOKING STATEMENTS
This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding our plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in the prospectus are typically identified by words such as “believes,” “anticipates,” “expects,” “intends,” “will” and “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in “Risk Factors” below. Additional information about factors that could affect our future results and events is included in our reports and filed with the SEC and incorporated by reference in this prospectus.
THE COMPANY
Imation Corp., a Delaware corporation, is a global scalable storage and data security company. Our portfolio includes commercial and consumer data storage and security products as well as products designed to manage audio and video information in the home. Imation reaches customers in more than 100 countries through a global distribution network.
In July 1996, Imation was established as a spin-off of the businesses which comprised substantially all of the data storage and imaging groups of 3M Company. We subsequently divested all of the non-data storage businesses and focused on data storage media, primarily as a manufacturer of magnetic tape products under the Imation brand, sold to commercial end users through multiple distribution channels. We then expanded our business into other removable data storage media such as optical media, flash and solid state drives and removable and external hard disk drives. In 2006, we acquired substantially all of the assets of Memorex International Inc. (Memorex), followed by the acquisition of the TDK Recording Media business (TDK Life on Record) in 2007. In 2007, we also acquired certain assets of Memcorp, Inc. and Memcorp Asia Limited (together Memcorp) used in or relating to the sourcing and sale of consumer electronic products, principally under the Memorex brand name. This acquisition established our foundation in audio and video consumer electronic products. In 2008, we expanded our presence in consumer electronic products with the acquisition of certain assets of Xtreme Accessories, LLC (XtremeMac), a maker of accessories for Apple consumer electronics products. In 2011, we launched our strategy to grow in the secure and scalable storage markets and create a global leadership position in high-security data storage and device management with three acquisitions: the secure data storage hardware business of IronKey Systems, Inc. (IronKey), the portable security solutions and technologies of MXI Security from Memory Experts International, Inc., and the Encryptx security solutions for removable storage devices and removable storage media from BeCompliant Corporation. On December 31, 2012, we acquired Nexsan Corporation (Nexsan), a provider of disk-based storage systems, for consideration including approximately $104.5 million in cash and 3,319,324 shares of Imation common stock. The acquisition included the Nexsan technology platform and portfolio of disk-based and hybrid disk-and-solid-state storage systems. This acquisition helps build a platform for long-term growth in high-growth data storage and security solutions markets.
Our global brand portfolio includes the Imation™ brand, the Memorex™ brand, the XtremeMac™ brand, the IronKey™ brand and the Nexsan™ brand. Imation is also the exclusive licensee of the TDK Life on Record™ brand, one of the world's leading recording media brands.
During the fourth quarter of 2012, we announced the acceleration of our strategic transformation, including the planned realignment of our global business into two new business units, a cost reduction program and our increased focus on data storage and security including exploring strategic options for our consumer electronics brands and businesses. As our traditional media businesses decline, we are accelerating our business transformation to further focus on data storage and data security. Further, on February 13, 2013, we announced our plans to divest our XtremeMac and Memorex consumer electronics businesses. We will continue our TDK Life on Record business on a more selective basis.
The realignment of our global business into two new business units will better align us with our key commercial and consumer channels. The two business units will consist of Tiered Storage and Security Solutions (TSS), which will focus on small and medium business, and enterprise and government customers; and Consumer Storage and Accessories (CSA), which will focus on retail channels. We continued to manage and evaluate results through December 31, 2012 under our historic regional segment presentation but will report segment information under the new structure beginning with the first quarter of 2013.

In October 2012, the Board of Directors approved a restructuring program in order to realign our business structure and reduce operating expenses by more than 25 percent over time. This restructuring program addresses product line rationalization and infrastructure and includes a reduction of approximately 20 percent of our global workforce. These actions are being implemented beginning in 2013. We anticipate we will incur cash charges up to $40 million, with total charges between $50 million and $60 million (excluding charges associated with goodwill and intangible asset impairments), the majority of which will occur in 2013.
In conjunction with the acceleration of our strategic transformation in the fourth quarter of 2012, we evaluated our intangible assets, including goodwill, for impairment and recorded non-cash impairment charges of $283.8 million in the quarter. The intangible asset charges are primarily due to an accelerated secular optical market decline.
Our principal executive offices are located at 1 Imation Way, Oakdale, Minnesota 55128 and our telephone number is (651) 704-4000. Our web site address is www.imation.com. Information on our web site does not constitute a part of this prospectus.
For additional information concerning us, please refer to the documents incorporated by reference that are listed under the caption “Incorporation of Documents by Reference.”
RISK FACTORS
You should carefully consider the following risks before you decide to buy our common stock. You should also consider the information in this prospectus as well as the other documents incorporated by reference.
Risks Related to our Business
We must make strategic decisions from time to time as to the products and technologies in which we invest and if we focus on products or technologies that do not perform in line with our strategic expectations or if market conditions change, our financial results could be adversely impacted. In February 2011 we announced our transformation strategy, which includes improving gross margins, exiting low margin products, introducing new products in secure and scalable storage, and organic and inorganic growth. In October 2012 we announced the acceleration of our transformation by reorganizing our businesses into two channel-focused business units, and increasing our focus on data storage and security including exploring strategic options with our consumer electronic brands and businesses. If we are not successful in implementing these strategies or if market conditions change adversely for our chosen products or technologies, our financial results could be negatively impacted.
If we do not successfully implement our global restructuring plan and realize the benefits expected from the restructuring, our financial results will be affected. We have initiated a restructuring program in order to realign our business structure and reduce operating expenses in excess of 25 percent. This restructuring program addresses product line rationalization and infrastructure, and includes a reduction of approximately 20 percent of our global workforce. We may not be able to realize the expected benefits and cost savings if we do not successfully realign our businesses and reduce costs. If we are unable to restructure our operations successfully, or on a timely basis, our expectations of future results of operations, including certain cost savings expected to result from the restructuring, may not be met. If difficulties are encountered or such cost savings are otherwise not realized, it could have a material adverse effect on our business, financial condition and results of operations.
The future revenue growth of our business depends in part on the development and performance of our new products. We have experienced revenue declines over prior year in 2012, 2011 and 2010 of $190.8 million or 14.8 percent, $170.5 million or 11.7 percent and $188.6 million or 11.4 percent, respectively. Historically, magnetic and optical products have provided the majority of our revenues. Demand for optical media products is decreasing due to a shift in the use of data streaming and other media for storing data. While demand for data capacity is expected to increase, removable magnetic media market size is expected to decrease in terms of revenue. If we are not successful in growing new product revenues, including revenues related to our recent acquisition of Nexsan, our financial results could be negatively impacted.
Because of the rapid technology changes in our industry, we may not be able to compete if we cannot quickly develop, source, introduce and deliver differentiated and innovative products. We operate in a highly competitive environment against competitors who are both larger and smaller than us in terms of resources and market share. Our industry is characterized by rapid technological change and new product introductions. In these highly competitive and changing markets, our success will depend, to a significant extent, on our ability to continue to develop and introduce differentiated and innovative products cost-effectively and on a timely basis. The success of our offerings is dependent on several factors including our differentiation from competitive offerings, timing of new product introductions, effectiveness of marketing programs and maintaining low manufacturing, sourcing and supply chain costs. No assurance can be given with regard to our ability to anticipate and react to changes in market requirements, actions of competitors or the pace and direction of technology changes.
We may be dependent on third parties for new product introductions or technologies in order to introduce our own new products. We are dependent in some cases upon various third parties for the introduction and acceptance of new products, the timing of which is not entirely in our control. In addition, there can be no assurance that we will maintain existing relationships or forge new original equipment manufacturer (OEM) relationships. There can also be no assurance that we will continue to have access to significant proprietary technologies through internal development and licensing arrangements with third parties, or that we will continue to have access to new competitive technologies that may be required to introduce new products. If we are not successful in maintaining and developing new relationships with OEMs or obtaining rights to use competitive technologies, we may become less competitive in certain markets.
We use third-party contract manufacturing services and supplier-provided parts, components, and sub-systems in our businesses and significant shortages, supplier capacity constraints, supplier production disruptions or price increases could increase our operating costs and adversely impact the competitive positions of our products. Our reliance on suppliers and third-party contract manufacturing to secure raw materials, parts and components used in our products exposes us to volatility in the price and availability of these materials. In some instances, we depend upon a single source of supply, manufacturing or assembly or participate in commodity markets that may be subject to allocations by suppliers. A disruption in deliveries from our suppliers or third-party contract manufacturers, supplier capacity constraints, supplier and third-party contract manufacturer production disruptions, price increases or decreased availability of raw materials or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. Additionally, we may experience changes in the supply and cost of raw materials and key components of our products resulting from the effects of natural disasters. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. No assurances can be given that acceptable cost levels will continue in the future. In addition, some critical raw materials and key components have a limited number of suppliers. If we cannot obtain those raw materials or critical components from the suppliers, we will not be able to produce certain products.
Negative or uncertain global or regional economic conditions could result in a decrease in our sales and revenue and an increase in our operating costs, which could adversely affect our business and operating results. Negative or uncertain global or regional economic conditions, including adverse effects of the ongoing sovereign debt crisis in Europe, increased Euro currency exchange rate volatility, and related austerity measures and their potential impact on European economic growth, as well as increased currency exchange rate volatility in the Japanese Yen, could cause many of our direct and indirect customers to delay or reduce their purchases of our products. Further, many of our customers in OEM, distribution and retail channels rely on credit financing in order to purchase our products. Additionally, some of our suppliers pay us quarterly or annual rebates based on the amount of purchases we make from them. If negative conditions in the global credit markets prevent our customers' access to credit, product orders in these channels may decrease, which could result in lower revenue. Likewise, our suppliers may face challenges in obtaining credit, in selling their products or otherwise in operating their businesses. These actions could result in reductions in our revenue, increased price competition and increased operating costs, which could adversely affect our business, results of operations and financial condition.
We may engage in business combinations that are dilutive to existing shareholders, result in unanticipated accounting charges or otherwise harm our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, collaborations, capital investments and the purchase, licensing or sale of assets. Acquisitions made entirely or partially for cash would reduce our cash reserves. We use financial assumptions and forecasts to determine the negotiated price we are willing to pay for an acquisition. If those financial assumptions and/or forecasts are not accurate, the price we pay may be too high, resulting in an inefficient use of cash and future goodwill impairment.
No assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that such products will be successful after the closing and will not cannibalize sales of our existing products, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such company. Failed business combinations, or the efforts to create a business combination, can also result in litigation.
Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. We may experience delays in the timing and successful integration of acquired technologies and product development, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us.

The acquisition of another company or its products and technologies may also result in our entering into a business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation, subject us to an increased risk of intellectual property and other litigation and increase our expenses. These challenges are magnified as the size of the acquisition increases, and we cannot assure that we will realize the intended benefits of any acquisition. Acquisitions may require large one-time charges and can result in contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, amortization of identifiable purchased intangible assets, impairment of goodwill or revaluation of contingent consideration, any of which could have a material adverse effect on our business, financial condition or results of operations. If we acquire a business while our market value remains lower than our book value, accounting rules may require us to expense any goodwill associated with a new acquisition.
We have incurred asset impairment charges for intangible assets and goodwill as of December 31, 2012, and may incur more such charges in the future. We evaluate assets on our balance sheet, including such intangible assets, annually as of November 30th or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We monitor factors or indicators, such as unfavorable variances from forecasted cash flows, established business plans or volatility inherent to external markets and industries that would require an impairment test. The test for impairment requires a comparison of the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. In conjunction with the acceleration of our strategic transformation in the fourth quarter of 2012, we evaluated our intangible assets, including goodwill, for impairment and recorded non-cash impairment charges of $283.8 million in the quarter. The intangible asset charges are primarily due to an accelerated secular optical market decline.
Our security products must provide appropriate levels of security to adequately store and protect our customers' data. Many of our secure storage products include software and hardware security such as user authentication, data encryption, and portable digital identities which are designed to prevent digital security breaches. If our products do not provide adequate security and that security is compromised, our customers could be negatively impacted and subject to declining product sales and we could also be subject to litigation and loss of reputation. As an outcome our financial results could be negatively impacted.
Volatility of demand and seasonality may result in our inability to accurately forecast our product purchase requirements. Sales of some of our products are subject to seasonality. For example, sales have typically increased in the fourth quarter of each fiscal year, sometimes followed by significant declines in the first quarter of the following fiscal year. This seasonality makes it more difficult for us to forecast our business, especially in the volatile current global economic environment and its corresponding change in consumer confidence, which may impact typical seasonal trends. If our forecasts are inaccurate, we may lose market share due to product shortages or procure excess inventory or inappropriately increase or decrease our operating expenses, any of which could harm our business, financial condition and results of operations. This seasonality also may lead to the need for significant working capital investments in receivables and inventory and our need to build inventory levels in advance of our most active selling seasons. The seasonality of our products could change as a result of our acquisitions and divestitures
Our international operations subject us to economic risk as our results of operations may be adversely affected by changes in political, economic and other conditions and foreign currency fluctuations. We conduct our business on a global basis, with approximately 59 percent of our 2012 revenue derived from operations outside of the United States. Our international operations may be subject to various risks which are not present in domestic operations, including political and economic instability, terrorist activity, the possibility of expropriation, trade tariffs or embargoes, unfavorable tax laws, restrictions on royalties, dividend and currency remittances, changes in foreign laws and regulations, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils. In addition, our business and financial results are affected by fluctuations in world financial markets. Changes in local and regional economic conditions, including fluctuations in exchange rates, may affect product demand in our non-U.S. operations and export markets. Foreign currency fluctuations can also affect reported profits of our non-U.S. operations where transactions are generally denominated in local currencies. A recession in any of the regions we serve might affect product demand and cause fluctuations in exchange rates. In addition, currency fluctuations may affect the prices we pay suppliers for materials used in our products. Our financial statements are denominated in U.S. dollars. Accordingly, fluctuations in exchange rates may give rise to translation gains or losses when financial statements of non-U.S. operating units are translated into U.S. dollars. Given that the majority of our revenues are non-U.S. based, a strengthening of the U.S. dollar against other major foreign currencies could adversely affect our results of operations. While these factors or the impact of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition or operating results. Additionally, changes in European law or practice related to the imposition or collectability of optical levies could impact our operating results.

Significant changes in discount rates, rates of return on pension assets, mortality tables and other factors could affect our future earnings, equity and pension funding requirements. Pension obligations and related costs are determined using actual investment results as well as actuarial valuations that involve several assumptions. Our funding requirements are based on these assumptions in addition to the performance of assets in the pension plans. The most critical assumptions are the discount rate, the long-term expected return on assets and mortality. Some of these assumptions, such as the discount rate, are largely outside of our control. Changes in these assumptions could affect our future earnings, equity and funding requirements.
Our results of operations include our determinations of the amount of taxes owed in the various tax jurisdictions in which we operate and are subject to changes in tax laws and regulations, and to inspection by various tax authorities. Changes in related interpretations and other tax guidance as well as inspections by tax authorities could materially impact our tax receivables and payables and our deferred tax assets and deferred tax liabilities. Additionally, in the ordinary course of business we are subject to examinations by tax authorities in multiple jurisdictions. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in various jurisdictions and existing investigations could be expanded. While we believe we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks will continue to exist and additional issues will arise from time to time. Our results may be affected by the outcome of such proceedings and other contingencies that cannot be predicted with certainty.
Our success depends in part on our ability to obtain and protect our intellectual property rights and to defend ourselves against intellectual property infringement claims of others. Claims may arise from time to time alleging that we infringe on the intellectual property rights of others. If we are not successful in defending ourselves against those claims, we could incur substantial costs in implementing remediation actions, such as redesigning our products or processes, paying for license rights or paying to settle disputes. The related costs or the disruption to our operations could have a material adverse effect on our results.
In addition, we utilize valuable non-patented technical know-how and trade secrets in our product development and manufacturing operations. There can be no assurance that confidentiality agreements and other measures we utilize to protect such proprietary information will be effective, that these agreements will not be breached or that our competitors will not acquire the information as a result of or through independent development. We enforce our intellectual property rights against others who infringe those rights.
Additionally, our audio and video information and data storage product categories are subject to allegations of patent infringement by our competitors as well as by non-practicing entities (NPEs), sometimes referred to as “patent trolls,” who may seek monetary settlements from us.
Significant litigation matters could result in large costs. We are subject to various pending or threatened legal actions in the ordinary course of our business, especially regarding patents related to our data storage and audio and video information products. We are often indemnified by our suppliers; litigation, however, is always subject to many uncertainties and outcomes that are not predictable. We use legal and appropriate means to contest litigation threatened or filed against us, but we have found there is a strong tendency toward litigation in the patent area in our industry and this litigation environment poses a significant business risk. We cannot ascertain the ultimate aggregate amount of any monetary liability or financial impact that may be incurred by us in litigation.
Changes in the capital and credit markets may negatively affect our ability to access financing. Without such financing we may be unable to achieve our objectives for strategic acquisitions and internal growth. Disruption of the global financial and credit markets may have an effect on our long-term liquidity and financial condition. While we have been able to achieve our current acquisition strategy through operating cash flows and without permanently borrowing on our outstanding credit facility, the need may arise to obtain additional funding. In addition, we used approximately $104.6 million of cash on hand to acquire Nexsan on December 31, 2012.
Based on our current plan of operations, including acquisitions, we believe our cash, when combined with our revolving line of credit available under our outstanding credit facility, will be sufficient to fund our strategy and to meet our anticipated operating expenses, capital expenditures and debt service obligations for at least the next twelve months.
The agreement governing our credit facility contains, and future debt agreements may contain, various covenants that limit our discretion in the operation of our business. The agreement and instruments governing our outstanding credit facility, and the agreements and instruments governing future debt agreements, may contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios that may restrict our ability to:

•	incur more debt;

•	redeem or repurchase stock, pay dividends or make other distributions;

•	make certain investments;

•	enter into transactions with affiliates;

•	make unapproved acquisitions;

•	transfer or sell assets; and

•	make fundamental changes in our corporate existence and principal business.

In addition, events beyond our control could affect our ability to comply with and maintain these financial tests and ratios. Any failure by us to comply with or maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to our credit facility or any other future debt agreements. An event of default could lead to the acceleration of the maturity of any outstanding loans and the termination of the commitments to make further extensions of credit. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business at our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.
Changing laws and regulations have resulted in increased compliance costs for us, which could affect our operating results. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations regarding conflict minerals and newly enacted SEC regulations have created additional compliance requirements. We are committed to maintaining high standards of internal controls over financial reporting, corporate governance and public disclosure. As a result, we intend to continue to invest appropriate resources as necessary to comply with evolving standards which may result in increased expenses. Laws enacted that directly or indirectly affect our production, distribution, packaging, cost of raw materials, fuel, ingredients, and water could impact our business and financial results.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed. The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breach by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Risks Related to our Common Stock
The market price of our common stock is volatile. The market price of our common stock has been, and may continue to be, volatile. Factors such as the following may significantly affect the market price of our common stock:

•	actual or anticipated fluctuations in our operating results;

•	announcements of technological innovations by us or our competitors which may decrease the volume and profitability of sales of our existing products and increase the risk of inventory obsolescence;

•	new products introduced by us or our competitors;

•	periods of severe pricing pressures due to oversupply or price erosion resulting from competitive pressures or industry consolidation;

•	developments with respect to patents or proprietary rights;

•	conditions and trends in the consumer electronics and data storage industries;

•	contraction in our operating results or growth rates;

•	changes in financial estimates by securities analysts relating specifically to us or the industries in which we participate in general; and

•	macroeconomic conditions that affect the market generally.

In addition, general economic conditions may cause the stock market to experience extreme price and volume fluctuations from time to time that particularly affect the stock prices of many high technology companies. These fluctuations often appear to be unrelated to the operating performance of the companies.
If our stock price falls below $1.00 for thirty consecutive days, our common stock could be delisted from the New York Stock Exchange (NYSE). Our stock price has been and is likely to continue to be volatile, and an investment in our common stock could decline in value. If our common stock price closes below $1.00 per share for thirty consecutive days, we may receive notification from the NYSE that our common stock will be delisted from the NYSE unless the stock closes at or above $1.00 per share for at least ten consecutive days during the 180-day period following such notification. In the future, our common stock price may fall below the NYSE listing requirements, with the result being that our common stock might be delisted, which could adversely affect the liquidity and price of our common stock and which could have a long-term impact on our ability to raise future capital through the sale of our common stock.
Our board of directors has the power to issue series of preferred stock and to designate the rights and preferences of those series, which could adversely affect the voting power, dividend, liquidation and other rights of holders of shares of our common stock. Under our restated certificate of incorporation, our board of directors has the power to issue series of preferred stock and to designate the rights and preferences of those series. Therefore, our board of directors may designate a new series of preferred stock with the rights, preferences and privileges that the board of directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of preferred stock could adversely affect the voting power, dividend, liquidation and other rights of holders of shares of our common stock and, possibly, any other class or series of stock that is then in existence.
Our charter documents and Delaware law contain provisions that could delay or prevent an acquisition of our company, which could inhibit your ability to receive a premium on your investment from a possible sale of the Company. Our charter documents contain provisions that may discourage third parties from seeking to acquire the Company. These provisions and specific provisions of Delaware law relating to business combinations with interested stockholders may have the effect of delaying, deterring or preventing a merger or change in control of our company. Some of these provisions may discourage a future acquisition of the Company even if stockholders would receive an attractive value for their shares or if a significant number of our stockholders believed such a proposed transaction to be in their best interests. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.
USE OF PROCEEDS
We are registering these shares pursuant to registration rights granted to the selling stockholders. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders.
SELLING STOCKHOLDERS
This prospectus relates to the resale of the 3,319,324 shares of our common stock issued to the selling stockholders in connection with the acquisition of Nexsan, our wholly-owned subsidiary. The shares are included in this prospectus pursuant to registration rights we granted to the selling stockholders in the agreement and plan of merger that we entered into in connection with the acquisition. The shares may be sold from time to time by the selling stockholders. See “Plan of Distribution.”
The following table lists the selling stockholders and presents certain information regarding their beneficial ownership of our common stock as well as the number of shares of our common stock they may sell from time to time pursuant to this prospectus. This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of December 31, 2012. As of December 31, 2012, 41,364,306 shares of our common stock were issued and outstanding. As used in this prospectus, the term “selling stockholders” includes the individuals and entities listed below and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge or other non-sale related transfer.
Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, each selling stockholder named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned by that selling stockholder. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for any selling stockholder named below.

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Offered Pursuant to	Shares of Common Stock Beneficially Owned After Offering
Names of Selling Stockholders(1)	Number (2)	Percent	this Offering (2)	Number (3)	Percent (3)

VantagePoint Venture Partners IV (Q), L.P.(4)	835,053	2.02	835,053	—	—
VantagePoint Venture Partners IV, L.P.(4)	83,682	*	83,682	—	—
VantagePoint Venture Partners IV Principals Fund, L.P.(4)	3,039	*	3,039	—	—
VantagePoint Venture Associates IV, L.L.C.(4)	2,752	*	2,752	—	—
MFP Partners, L.P.(5)	658,692	1.59	658,692	—	—
Fonds de solidarite des travailleurs du Quebec (F.T.Q.)(6)	531,570	1.29	531,570	—	—
RRE Ventures III-A, L.P. (7)	244,928	*	244,928	—	—
RRE Ventures Fund III, L.P.(7)	20,464	*	20,464	—	—
RRE Ventures III, L.P.(7)	11,269	*	11,269	—	—
Thomas Gosnell(8)	98,377	*	98,377	—	—
Philip Black	86,324	*	86,324	—	—
CDLM-Weiss Associates(9)	48,940	*	48,940	—	—
CDLM Investments Ltd.(9)	2,016	*	2,016	—	—
Martin Boddy	47,513	*	47,513	—	—
Robert G. Delamore	46,845	*	46,845	—	—
Don A. Sanders(10)	43,612	*	43,612	—	—
Kathryn Marie Boddy	40,363	*	40,363	—	—
Walter Palhetas	38,525	*	38,525	—	—
Sanders Opportunity Fund (Inst), LP(10)	35,745	*	35,745	—	—
Eugene Spies	30,056	*	30,056	—	—
Frank Argano	28,831	*	28,831	—	—
Beechtree Capital LLC(9)	23,761	*	23,761	—	—
Paul Skelton	20,705	*	20,705	—	—
DLG Investment Partnership(9)	19,211	*	19,211	—	—
Ledgewood Properties, Inc. Profit Sharing Plan(11)	20,438	*	20,438	—	—
Cameron Earl Presley	18,009	*	18,009	—	—
Andrew Hill	15,638	*	15,638	—	—
Katherine U. Sanders	14,828	*	14,828	—	—
Don Weir & Julie Ellen Weir JT TEN(12)	13,778	*	13,778	—	—
Larry Zalk	13,778	*	13,778	—	—
Brian Potiker Revocable Trust UAD 8/7/96(13)	11,867	*	11,867	—	—
Sanders Opportunity Fund, LP(10)	11,323	*	11,323	—	—
Victoria Grey	10,593	*	10,593	—	—
MMG Bank & Trust Ltd.(14)	9,176	*	9,176	—	—
Blue Chip V LLC(15)	8,645	*	8,645	—	—
Franklin C. Fisher, Jr.	8,071	*	8,071	—	—
Esther Hotter(8)	7,806	*	7,806	—	—
Mike Cirrincione	7,263	*	7,263	—	—

The Gunther 1993 Family Trust(16)	6,985	*	6,985	—	—
Richard McGinn	4,873	*	4,873	—	—
Ingvar Jensen	4,852	*	4,852	—	—
Weir Holdings LP(12)	4,675	*	4,675	—	—
Alfred J. Mandel	4,195	*	4,195	—	—
Wayne Kauth	2,858	*	2,858	—	—
Richard Q. Mussman	2,840	*	2,840	—	—
Edward Klimerman and Janet C. Walden	2,459	*	2,459
Charles Greenberg	2,455	*	2,455	—	—
George E. Taylor MD Inc. Employee Retirement Trust(17)	2,367	*	2,367	—	—
George E. Taylor	1,183	*	1,183	—	—
Odd-Jorgen Sagdahl	2,192	*	2,192	—	—
Frank W. Cubbon, Jr.	1,749	*	1,749	—	—
Pete Geer	1,512	*	1,512	—	—
Vijai Manilal and Georgina A. Khan	1,474	*	1,474	—	—
Crumb Family Trust(18)	1,277	*	1,277	—	—
Lee W. Shubert	1,098	*	1,098	—	—
Raymond Cabana	1,098	*	1,098	—	—
Justin Couvillion	1,058	*	1,058	—	—
David A. Stoner	755	*	755	—	—
Bruce L Hultgren Trustee Anesthesia Medical Group of Santa Cruz MPPS U/A Dated 01/01/94 FBO Hultgren(19)	604	*	604	—	—
Bruce L. Hultgren(19)	277	*	277	—	—
Peter Meier	234	*	234	—	—
Geoff Mott	43	*	43	—	—
All other holders or future donees, pledgees, transferees or other successors in interest to or of any such holders(20)				—	—
Total	3,319,324	8.03%	3,319,324	—	—
____________

*	Less than 1.0%.

(1)
Until our acquisition of Nexsan on December 31, 2012, each of the selling stockholders owned equity interests in Nexsan and a number of the selling stockholders were and/or continue to be employed by Nexsan. We have been advised that prior to our acquisition of Nexsan: Michael F. Price, Managing Partner and a holder of more than five percent of the outstanding ownership interests of MFP Partners, L.P., served as a director of Nexsan; Mr. Gosnell served and continues to serve as Chief Executive Officer of Nexsan Technologies Canada; Mr. Black served and continues to serve as Chief Executive Officer of Nexsan and as a member of the boards of directors of Nexsan and certain of its subsidiaries; Mr. Delamore and Mr. Cirrincione each served and continues to serve as a Vice President, Sales for Nexsan; Ms. Grey served and continues to serve as Senior Vice President, Marketing of Nexsan; Mr. Mussman served as COO and CTSO, and continues to serve as CTSO, of Nexsan; Mr. McGinn served as Chairman of Nexsan's board of directors; Mr. Stoner served and continues to serve as Sr. Director of OEM Sales of Nexsan (and prior to that served as Director of OEM Sales); Mr. Palhetas was and continues to serve as an Executive Vice President of Nexsan; Mr. Hill served and continues to serve as EVP Sales, EMEA of Nexsan; Mr. Presley served and continues to serve as Executive Vice President, Global Operations of Nexsan; Mr. Spies served and continues to serve as the Chief Financial Officer of Nexsan and has also entered into a retention agreement with Imation; Mr. Geer and Mr. Couvillion each served and continues to serve as Regional Sales Manager for Nexsan; and Mr. Cabana served and continues to serve as a Sales Executive for Nexsan. We have also been advised that Alain Denis, a Senior Vice-President of F.T.Q. and one of three individuals exercising voting and investment control with respect to all shares held by F.T.Q., is registered as an Investment Fund Manager in the Province of Quebec, Canada. In addition, we have been advised that Don A. Sanders is the founder and Vice Chairman of Sanders Morris Harris, a division of Edelman Financial, which is a registered broker dealer. Sanders Opportunity Fund (Inst) LP and Sanders Opportunity Fund LP were each formed by Mr. Sanders and Don Weir, both of whom are employees of Sanders Morris Harris. Mr. Weir is himself the Manager of Weir Holdings LP. Katherine U. Sanders's son is an employee of Sanders Morris Harris. In addition, following our acquisition of Nexsan, Mr. Black and Mr. Palhetas received grants of options to purchase 163,934 and 136,612 shares of Imation common stock, respectively, which are not included in the table above because they are not exercisable within 60 days of December 31, 2012.

(2)
Includes an aggregate of 1,327,777 shares of our common stock held in escrow to satisfy potential indemnification claims. To the extent not returned to us in connection with such indemnification claims, the shares held in escrow will be released to the selling stockholders eighteen (18) months after the closing of our acquisition of Nexsan or such later time as all claims against the escrow fund have been settled as contemplated by the agreement and plan of merger dated as of December 31, 2012 among Imation Corp., Naboo Merger Corp. and Nexsan. The approximate number of shares held in escrow attributable to each selling stockholder is as follows, and is subject to change at the time the escrow shares are released from escrow based on an allocation of the shares then held in escrow among the holders entitled and eligible to hold such shares: VantagePoint Venture Partners IV (Q), L.P.-284,889; VantagePoint Venture Partners IV, L.P.-28,550; VantagePoint Venture Associates IV, L.L.C.-1,470; VantagePoint Venture Partners IV Principals Fund, L.P.-1,037; MFP Partners, L.P.-286,765; FTQ - 168,160; RRE Ventures III-A, L.P.-83,558; RRE Ventures Fund III, L.P.-6,982; RRE Ventures III, L.P.-3,845; Mr. Gosnell-52,538; Mr. Black-46,101; CDLM-Weiss Associates-26,136; CDLM Investments-1,077; Mr. Boddy-25,374; Mr. Delamore-25,018; Ms. Boddy-21,556; Mr. Sanders-16,640; Ms. Sanders-5,584; Sanders Opportunity Fund (Inst), LP- 13,820; Sanders Opportunity Fund, LP-4,313; Mr . Palhetas-20,574; Mr. Spies-16,051; Mr. Argano-15,397; Beechtree Capital LLC-10,579; Mr. Skelton-11,058; Ledgewood Properties, Inc. Profit Sharing Plan-8,415; DLG Investment Partnership-9,203; Mr. Presley-9,618; Mr. Hill-8,352; Don Weir and Julie Ellen Weir, JT TEN-5,198; Mr. Zalk-6,836; Ms. Grey-5,657; MMG Bank & Trust Ltd.-4,554; Blue Chip V LLC-4,617; Mr. Fisher, Jr.-4,310; Ms. Hotter-4,169; Mr. Cirrincione-3,879; The Gunther 1993 Family Trust-3,434; Mr. McGinn-2,603; Mr. Jensen-2,177; Weir Holdings LP-1,721; Mr. Mandel-2,136; Mr. Kauth-1,338; Mr. Mussmann-1,517; Mr. Klimerman and Ms. Walden-1,086; Mr. Greenberg-1,166; Brian Potiker Revocable Trust UAD 8/7/96-5,433; George E. Taylor MD Inc. Employee Retirement Trust-1,112; Mr. Couvillion-565; Mr. Taylor-555; Mr. Cubbon-855; Mr. Sagdahl-785; Mr. Geer-808; Vijai Manilal and Georgina A. Khan-634; Crumb Family Trust-612; Mr. Shubert-464; Mr. Cabana-565; Mr. Stoner-404; Bruce L Hultgren Trustee Anesthesia Medical Group of Santa Cruz MPPS U/A Dated 01/01/94 FBO Hultgren-317; Mr. Hultgren-146; Mr. Meier-114, and Mr. Mott-23.

(3)	Assumes that all of the shares offered under this prospectus will be sold by the selling stockholders.

(4)	We have been advised that Alan E. Salzman, Managing Member of this entity, exercises voting and investment control with respect to all shares held by this entity.

(5)
We have been advised that Michael F. Price, Managing Partner of MFP Partners, L.P. and Managing Member of MFP Partners, L.P.'s General Partner, exercises voting and investment control with respect to all shares held by MFP Partners, L.P.

(6)
We have been advised that Alain Denis, F.T.Q.'s Senior Vice-President, New Economy, Normand Chouinard, F.T.Q.'s Head of Investments, and Yvon Bolduc, F.T.Q.'s Chief Executive Officer of F.T.Q., exercise voting and investment control with respect to all shares held by F.T.Q.

(7)
We have been advised that the General Partners of RRE Ventures III, L.P., RRE Ventures Fund III, L.P. and RRE Ventures III-A, L.P. exercise sole voting and investment control with respect to all shares held by RRE Ventures III, L.P., RRE Ventures Fund III, L.P. and RRE Ventures III-A, L.P., respectively.

(8)
For Mr. Gosnell, excludes 7,806 shares held by his spouse, Esther Hotter, which may be deemed to be beneficially owned by Mr. Gosnell under the rules of the SEC. Mr. Gosnell disclaims beneficial ownership of shares held by his spouse. For Ms. Hotter, excludes 98,377 shares held by her spouse, Thomas Gosnell, which may be deemed to be beneficially owned by Ms. Hotter under the rules of the SEC. Ms. Hotter disclaims beneficial ownership of shares held by her spouse.

(9)
We have been advised that George M. Weiss, Chief Executive Officer of Beechtree Capital, LLC and General Partner of each of DLG Investment Partnership, CDLM-Weiss Associates and CDLM Investments Ltd., exercises voting and investment control with respect to all shares held by Beechtree Capital, LLC, DLG Investment Partnership, CDLM-Weiss Associates and CDLM Investments Ltd.

(10)
We have been advised that Don A. Sanders is the founder and Vice Chairman of Sanders Morris Harris, a division of Edelman Financial, and that Sanders Opportunity Fund (Inst) LP and Sanders Opportunity Fund LP were each formed by Mr. Sanders and Don Weir, both of whom are employees of Sanders Morris Harris. Shares set forth in the table above reflect shares held of record by Mr. Sanders, Sanders Opportunity Fund (Inst) LP and Sanders Opportunity Fund LP.

(11)	We have been advised that Deborah H. Imperatore, as trustee, exercises full voting and investment control with respect to all shares held by the Ledgewood Properties, Inc. Profit Sharing Plan.

(12)
Shares held by Don Weir & Julie Ellen Weir JT TEN are reported separately from shares held by Weir Holdings L.P. We have been advised that Mr. Weir, as the Manager of Weir Holdings LP, exercises voting and investment control with respect to shares held by Weir Holdings L.P.

(13)
We have been advised that Brian Potiker, as Trustee of the Brian Potiker Revocable Trust UAD 8/7/96, exercises voting and investment control with respect to all shares held by the Brian Potiker Revocable Trust UAD 8/7/96.

(14)
We have been advised that Eduardo Morgan Jr., Luis A. Hincapie, Carlos De Puy, Jorge Luis Reyes and Rogelio Tribaldos, through their beneficial ownership of MMG Bank Corporation, exercise voting and investment control with respect to all shares held by MMG Bank & Trust Ltd.

(15)	We have been advised that John H. Wyant, Manager of Blue Chip Partners LLC and Blue Chip V LLC, exercises voting and investment control with respect to all shares held by Blue Chip V LLC.

(16)	We have been advised that Don J. Gunther and Rosemary T. Gunther, as trustees, exercise voting and dispositive authority with respect to all shares held by The Gunther 1993 Family Trust.

(17)	We have been advised that George E. Taylor exercises sole voting and investment control with respect to all shares held by the George E. Taylor MD Inc. Employee Retirement Trust.

(18)	We have been advised that Howard Crumb, as trustee, exercises sole voting and investment control with respect to all shares held by the Crumb Family Trust.

(19)
We have been advised that Bruce L. Hultgren, as trustee, exercises sole voting and investment control with respect to all shares held by Bruce L Hultgren Trustee Anesthesia Medical Group of Santa Cruz MPPS U/A Dated 01/01/94 FBO Hultgren.

(20)	Information about other selling stockholders will be set forth in prospectus supplements or post-effective amendments to the registration statement of which this prospectus is a part.

This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock split, stock dividend or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION
The selling stockholders may offer and sell the shares covered by this prospectus from time to time. The term “selling stockholder” includes donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the New York Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), if available, rather than under this prospectus.
We are not aware that any selling stockholder has entered into any arrangements with any underwriters or broker-dealers regarding the sale of such selling stockholder's shares of common stock.
One or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by that selling stockholder. If a selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. A selling stockholder also may transfer and donate shares in other circumstances. If a selling stockholder donates or otherwise transfers its shares, the number of shares beneficially owned by that selling stockholder will decrease as and when it takes these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors in interest will be selling stockholders for purposes of this prospectus or, if required, a supplement filed pursuant to Rule 424(b)(3) of the Securities Act to identify the recipient as a selling stockholder and disclose any other relevant information.
The selling stockholders also may engage in hedging transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. In addition, the selling stockholders may sell shares short after the effective date of the registration statement of which this prospectus is a part and redeliver shares to close out such short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also enter into option or other transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers that require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.
 The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus may be deemed underwriters within the meaning of the Securities Act. The persons acting as brokers, dealers, underwriters or agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. In addition, the broker-dealers' or their affiliates' commissions, discounts or concessions, and any profits on the sale of shares by selling stockholders who are deemed to be underwriters, may be deemed underwriters' compensation under the Securities Act. Neither we, nor any selling stockholder, can presently estimate the amount of that compensation. We will make copies of this prospectus and any supplements or amendments hereto available to each selling stockholder or any of its agents or broker-dealers for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
To the extent required, upon being notified by a selling stockholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of the shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer, the name(s) of the selling stockholder and of the participating agent, underwriter or broker-dealer, the number of shares to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.
The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of or during that distribution. The foregoing may affect the marketability of the shares and the availability of any person or entity to engage in market-making activities with respect to the shares.
Under the securities laws of some states, to the extent applicable, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
We will bear the expenses relating to the preparation and filing of the registration statement of which this prospectus is a part. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees or stock transfer taxes. We have agreed to indemnify the selling stockholders against certain losses, including liabilities under the Securities Act. The selling stockholders have also agreed to indemnify us against certain losses, including liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, underwriter or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to use our commercially reasonable efforts to keep this prospectus effective until the date that is twelve months after December 31, 2012, or such earlier date when substantially all of our stock or assets are acquired by a third party.
EXPERTS
The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LEGAL MATTERS
The validity of the shares of common stock covered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy these documents at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov.
We have filed with the SEC a registration statement on Form S-3 to register the shares offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information regarding Imation Corp., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC's public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC's web site at http://www.sec.gov.
INCORPORATION OF DOCUMENTS BY REFERENCE
The following documents, which have been filed by us with the SEC, are incorporated by reference in this registration statement:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 13, 2013;

(b)
Our Current Reports on Form 8-K filed on January 2, 2013 and February 13, 2013 (containing disclosure pursuant to Items 1.01, 1.02, 5.02, 5.03 and 9.01), and our amended Current Report on Form 8-K filed on March 12, 2013; and

(c)
The description of our common stock contained in any registration statement or report filed by us under the Securities Exchange Act of 1934, as amended (the Exchange Act), including any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents.
Copies of these filings are available free of charge on our web site, www.imation.com. In addition, if you request, either orally or in writing, we will provide you with a copy of any or all documents that we incorporate by reference. These documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are specifically incorporated by reference into a document. You should direct any requests for documents to Imation Corp., Attention: Investor Relations, 1 Imation Way, Oakdale, MN 55128, telephone (651) 704-4311.

IMATION CORP.

3,319,324 Shares of Common Stock

_______________________

PROSPECTUS
________________________

_________________, 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.         Other Expenses of Issuance and Distribution.

SEC Registration Fee	$1,744
Accounting Fees and Expenses	30,000
Legal Fees and Expenses	25,000
Miscellaneous	3,256
Total	$60,000
All fees and expenses other than the SEC registration fee and the New York Stock Exchange listing fee are estimated. The Company will pay all the expenses listed above. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.
Item 15.        Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law, as amended, provides that, under certain circumstances, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.
Article Fourteenth of our Restated Certificate of Incorporation provides that the liability of our directors to Imation or any of our stockholders for monetary damages for a breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted under the Delaware General Corporation Law.
Article XII of our Amended and Restated Bylaws provides that we shall indemnify, to the full extent authorized or permitted by law, any person made or threatened to be made a party, witness or participant in or to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was our director, officer or employee or serves or served at the request of Imation any other enterprise as a director, officer or employee. Expenses incurred by any such person in defending any such action, suit or proceeding or as a witness or participant will be paid or reimbursed by us promptly upon receipt by us of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by us.
We have entered into individual indemnity agreements with each of our directors pursuant to which we have agreed to indemnify each of our directors for expenses and damages in connection with claims against each director in connection with the director's service to Imation to the full extent authorized or permitted by the Delaware General Corporation Law, as amended from time to time, and our Amended and Restated Bylaws.
We maintain directors' and officers' liability insurance which covers certain liabilities and expenses of our directors and officers and covers Imation for reimbursement of payments to directors and officers in respect of such liabilities and expenses.

Item 16.        Exhibits.

4.1	Restated Certificate of Incorporation of Imation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form 10, No. 1-14310).
4.2	Amended and Restated Bylaws of Imation, effective February 8, 2013 (incorporated by reference to Exhibit 3.1 of Imation's Form 8-K Current Report filed on February 13, 2013).
5.1*	Opinion of Dorsey & Whitney LLP.
23.1*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney.
___________________
* Previously filed.

Item 17.        Undertakings.
The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)     Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)     Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S‑3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakdale, State of Minnesota, on March 20, 2013.
IMATION CORP.
By:    /s/ Mark E. Lucas
Mark E. Lucas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 20, 2013.

Signature	Title

/s/ Mark E. Lucas	President, Chief Executive Officer and Director (principal executive officer)
Mark E. Lucas
/s/ Paul R. Zeller	Senior Vice President and Chief Financial Officer (principal financial officer)
Paul R. Zeller
/s/ Scott J. Robinson	Vice President, Corporate Controller and Chief Accounting Officer (principal accounting officer)
Scott J. Robinson
*	Director
David P. Berg
*	Director
Theodore Bunting, Jr.
*	Director
Charles A. Haggerty
*	Director
William LaPerch
*	Director
L. White Matthews, III
*	Director
Trudy A. Rautio

*	Director
David B. Stevens
*	Director
Daryl J. White
*By: /s/ John P. Breedlove
John P. Breedlove
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of Imation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form 10, No. 1-14310).
4.2	Amended and Restated Bylaws of Imation, effective February 8, 2013 (incorporated by reference to Exhibit 3.1 of Imation's Form 8-K Current Report filed on February 13, 2013).
5.1*	Opinion of Dorsey & Whitney LLP.
23.1*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney.
___________________
* Previously filed.